SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings
and Similar Plans Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) Annual Report Pursuant to Section
15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

or

(  ) Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Transition Period from ________ to ________

SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN
(Full Title of the Plan)

FIRST INDIANA CORPORATION (Commission File Number 0-14354)

(Name of Issuer of the Securities Held Pursuant to the Plan)

135 North Pennsylvania Street, Indianapolis, IN (Address of principal executive office)	46204 (Zip Code)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOMERSET FINANCIAL SERVICES, A SUBSIDIARY OF FIRST INDIANA CORPORATION, PROFIT SHARING AND 401(K) SAVINGS PLAN

Date: June 28, 2004	/s/ Joseph M. Richter
Joseph M. Richter, Chief Financial Officer

FINANCIAL STATEMENTS AND REPORTS OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SOMERSET FINANCIAL SERVICES,
A SUBSIDIARY OF
FIRST INDIANA CORPORATION,
PROFIT SHARING AND 401(k) SAVINGS PLAN
DECEMBER 31, 2003 AND 2002

C O N T E N T S

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3-4

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6

NOTES TO FINANCIAL STATEMENTS	7-11

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee
Somerset Financial Services, a Subsidiary of First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2002, were audited by other auditors whose report dated May 16, 2003, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 22, 2004

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee
Somerset Financial Services, a Subsidiary of First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Somerset Financial Services, a subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Indianapolis, Indiana
May 16, 2003

4

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2003	2002
Assets
Cash and cash equivalents	$ 136,881	$ 284,253
Investments, at market value
Mutual funds	4,287,716	2,679,713
Common stock of First Indiana Corporation	43,208	85,002
Common stocks	—	270,779
Participant loans	18,683	5,646
Contributions receivable
Employer	258,847	197,479

NET ASSETS AVAILABLE FOR BENEFITS	$4,745,335	$3,522,872

The accompanying notes are an integral part of these statements.

5

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2003	2002
Net assets available for benefits at beginning of year	$3,522,872	$3,548,916
Additions
Participant contributions	490,379	542,911
Employer contributions	373,027	283,913
Interest and dividend income	20,263	17,645
Net appreciation (depreciation) in market value of investments	923,001	(764,551)

Net additions	1,806,670	79,918
Deductions
Benefits paid to participants	584,207	105,962

NET INCREASE (DECREASE)	1,222,463	(26,044)

Net assets available for benefits at end of year	$4,745,335	$3,522,872

The accompanying notes are an integral part of these statements.

6

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Somerset Financial Services, a Subsidiary of First Indiana Corporation, Profit Sharing and 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution multiple-employer plan sponsored by Somerset Financial Services (the “Company”) for the benefit of its employees and those of Whipple & Company, PC (together, the “Employer”) who have met the eligibility requirements as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

Eligible participants may elect a salary reduction not to exceed 20% of their compensation from the Employer for each Plan year subject to limitations imposed by the Internal Revenue Code (the “IRC”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Employer may contribute a matching contribution not exceeding 25% of the first 6% of participant compensation that the participant elects to defer. Additionally, the Plan allows for a profit-sharing contribution. Profit-sharing contributions were 3% in 2003 and 2002.

Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in Employer contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a Plan year in which the participant completes at least 1,000 hours of service. Effective January 1, 2002, a participant becomes 25% vested after two years of service and vests an additional 25% for each year of service thereafter, and is 100% vested after five years of service. Prior to January 1, 2002, a participant became vested 20% after two years of service and vested an additional 20% for each year of service, and was 100% vested after six years.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (1) the Employer’s contributions and (2) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

7

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2003 and 2002

NOTE A - DESCRIPTION OF THE PLAN - CONTINUED

Forfeited Accounts

Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures related to employer matching contributions are used to reduce future employer matching contributions. At December 31, 2003 and 2002, there were $3,720 and $641, respectively, of such forfeitures. Forfeitures related to the employer’s profit sharing contributions are reallocated to remaining plan participants. At December 31, 2003 and 2002, there were $5,752 and $29,001, respectively, of such forfeitures.

Benefit Payments

Upon termination of service or retirement, participants will receive a lump-sum payment equal to the value of their accounts to the extent vested as of the last valuation date before the distribution. The lump-sum distribution shall be payable as soon as feasible after completion of the Plan valuation for the valuation period in which the event giving rise to the distribution occurred.

Participant Loans

The Plan allows for loans to be made to active Plan participants. The maximum amount a participant may borrow may not exceed one-half of the vested value of the participant’s account, up to $50,000, less the participant’s highest outstanding loan amount during the prior 12 months. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate at the prevailing prime rate plus 1% based on the prime rate at the date of the inception of the loan. Principal and interest are paid through biweekly payroll deductions.

Administrative Expenses

The majority of the Plan’s expenses are paid by the Employer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

8

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2003 and 2002

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investments

Investments are managed on behalf of the Plan under the terms of an agreement between the Plan and SEI Private Trust, the “Trustee” of the Plan.

Investments in common stocks and mutual funds are stated at their quoted market value. Investment transactions are recorded on a trade-date basis. Loans are recorded at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with the standards of the Public Accounting Oversight Board (United States) and with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingencies. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in several types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE C - PLAN TERMINATION

Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time. The interest of the participants in Employer contributions and earnings thereon shall be fully vested upon termination of the Plan.

9

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2003 and 2002

NOTE D - INVESTMENTS

The following individual investments comprise at least 5% of the market value of net assets available for benefits as of December 31:

	2003	2002
SEI International Equity Fund	$426,041	$322,344
SEI Liquid Asset Prime Obligation Fund	—	240,884
SEI Small Cap Growth Fund	499,548	260,219
SEI Small Cap Value Fund	543,461	324,880
SEI Large Cap Growth Fund	619,360	424,619
SEI Large Cap Value Fund	716,234	473,409
SEI Core Fixed Income Fund	641,330	594,942
SEI S & P 500 Index Fund	460,939	—
Self Directed Brokerage Account	—	270,779

During 2003 and 2002, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in market value as follows:

	2003	2002
Mutual funds	$924,640	$(512,046)
Common stocks	(1,639)	(252,505)

	$923,001	$(764,551)

NOTE E - RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by SEI. SEI is the custodian of Plan assets; therefore, transactions with these funds qualify as party-in-interest transactions.

10

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2003 and 2002

NOTE F - TAX STATUS

The Plan is a Prototype Non-standardized Profit Sharing Plan with Coda (“Prototype Plan”) sponsored by the PFPC Inc and adopted by the Company. The Prototype Plan obtained its latest opinion letter on August 7, 2001, in which the Internal Revenue Service (“IRS”) stated that the Prototype Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has not requested its own determination letter from the IRS. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statements dates.

11

SUPPLEMENTAL SCHEDULE

12

Somerset Financial Services, a Subsidiary of
First Indiana Corporation,
Profit Sharing and 401(k) Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Party-in- interest	Identity of Issuer	Description of investment	Cost	Current value

	Common stock
*	First Indiana Corporation	Common stock	**	$ 43,208
	Mutual funds
*	SEI Private Trust	SEI Diversified Conservative Fund	**	15,726
		SEI Diversified Conservative Income	**	4,597
		SEI Diversified Moderate Growth Fund	**	168,734
		SEI Diversified Global Fund	**	191,746
		SEI S&P 500 Index Fund	**	460,939
		SEI International Equity Fund	**	426,041
		SEI Small Cap Growth Fund	**	499,548
		SEI Small Cap Value Fund	**	543,461
		SEI Large Cap Growth Fund	**	619,360
		SEI Large Cap Value Fund	**	716,234
		SEI Core Fixed Income Fund	**	641,330

				4,287,716

	Cash and cash equivalents
*	SEI Private Trust	SEI Liquid Asset Prime Obligation Fund	**	127,412
*	SEI Private Trust	SEI Treasury II Fund	**	9,169
	State Street	SSGA Money Market Fund		300

				136,881

*	Participant loans	Loan Fund (Interest rates ranged from 6.00% to 6.75%)		18,683

	* Denotes a party-in-interest.			$4,486,488

	** Not applicable, as investments are participant directed.

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